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Fund                                                 PRESS
American                                             RELEASE
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                                                     CONTACT: Terry Baxter
                                                     802-649-2640







                   FUND AMERICAN ANNOUNCES CASH TENDER OFFER
                    FOR UP TO 500,000 SHARES AT $71.00 NET


NORWICH, Vermont, November 28, 1995 - The Board of Directors of Fund American Enterprises Holdings, Inc. has approved a cash tender offer to purchase up to 500,000 shares of its common stock at a price of $71.00 net per share. The tender offer is expected to commence on Friday, December 1, 1995.

The Company's common stock closed yesterday on the New York Stock Exchange at $66.25 per share.

The Offer will not be conditioned upon any minimum number of shares being tendered. The Offer will be, however, subject to certain customary conditions. If the Offer commences December 1st, the proration period and withdrawal rights are expected to expire at 12:00 midnight, New York City time, on Friday, December 29, 1995 unless the Offer is extended.

Neither the Company nor its Board of Directors makes any recommendations as to whether any shareholder should participate in the Offer.


                   Fund American Enterprises Holdings, Inc.
                         The 1820 House / Main Street
                               Norwich  VT  05055
                                 (802)649-3633
                              (800)649-2240(FAX)